PD 6/27



03054318

ES
...E COMMISSION
Washington, D.C. 20549



RECD S.E.C.
JUN 2 7 2003

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53332

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWTONTAN TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LASALLE ST., #1539
(No. and Street)

CHICAGO (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN J. KIELY (312) 786-5961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN R. STEGER, CPA
(Name – *if individual, state last, first, middle name*)

401 S. LASALLE ST., #606 (Address) CHICAGO (City) IL (State) 60605 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 3 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KRISTOPHER GILBOY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWTONIAN TRADING, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public


"OFFICIAL SEAL"
VALERIE VARNEY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/21/2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWTONIAN TRADING, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 4,604
Due from clearing organization	6,797,741
Interest and dividends receivable	26,206
Securities owned, at market value	28,356,856
JBO preferred stock	10,000
Total assets	$ 35,195,407

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued expenses	$ 19,092
Securities sold, not yet purchased, at market value	32,944,229
Total liabilities	32,963,321
Members' Capital	2,232,086
Total liabilities & members' capital	$ 35,195,407

See Notes to Financial Statements

NEWTONIAN TRADING, L.L.C.

STATEMENT OF INCOME AND CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:		
Trading income (net of commissions)	$ 1,895,679	
Interest and dividend income:		
Credit interest	43,167	
Short stock interest	74,237	
Dividend income	33,513	
Other income	1,928	
Total Revenues		$ 2,048,524
EXPENSES:		
Wages	847,973	
Commissions and trading expenses	79,914	
Communications and technology	10,308	
Office expense	1,207	
Seat lease	69,042	
Interest	199,856	
Data Fee	45,221	
Professional Fees	15,475	
Office Rent	11,565	
Insurance	5,896	
Dividends	129,281	
Total Expenses		1,415,738
NET INCOME		$ 632,786
MEMBERS' CAPITAL, BEGINNING OF YEAR		1,630,800
Capital Contributions		1,024,000
Capital Withdrawals		(1,055,500)
MEMBERS' CAPITAL, END OF YEAR		$2,232,086

See Notes to Financial Statements